Exhibit 2.1

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FIG PUBLISHING, INC.

(Pursuant to Section 242 of the Delaware General Corporation Law)

It is hereby certified that:

1.       The name of the corporation is: Fig Publishing, Inc. (the “Corporation”). The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 8, 2015, the Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 17, 2015, and the Second Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 29, 2016 (the “Second Amended Certificate”).

2.       The Second Amended Certificate shall be amended by deleting Section 1(a) of Article IV thereof and replacing it with the following:

“Section 1. Authorization.

(a) Authorized Capital Stock. The total number of shares of stock which the Corporation is authorized to issue is One Hundred Ten Thousand (110,000), of which Ten Thousand (10,000) shares shall be common stock, par value $0.0001 per share (“Common Stock”), and One Hundred Thousand (100,000) shares shall be preferred stock, par value of $0.0001 per share (“Preferred Stock”).”

3.       The Second Amended Certificate shall be further amended by deleting Section 1(b) of Article IV thereof and replacing it with the following:

“(b) Reclassification of Existing Common Stock. Immediately prior to the filing of the Certificate of Amendment to this Second Amended Certificate becoming effective pursuant to the DGCL (the “Effective Time”), each One Million (1,000,000) shares of Common Stock that had been issued and outstanding immediately prior to the Effective Time (all such shares, the “Existing Common Stock”) shall be automatically reclassified into and become One Thousand (1,000) shares of Common Stock. The par value of such shares shall remain $0.0001 per share following such reclassification. After the Effective Time, each certificate that represented shares of Existing Common Stock prior to the Effective Time shall represent shares of Common Stock equal to the number of shares of Existing Common Stock divided by One Thousand (1,000).”

4.        The amendments to the Second Amended Certificate effected by this Amendment were duly authorized by the board of directors of the Corporation and the stockholder of the Corporation holding all of the outstanding shares of Common Stock of the Corporation entitled to vote thereon by written consent in accordance with the provisions of Sections 242, 141(f) and 228(a) of the General Corporation Law of the State of Delaware.

5.       The foregoing amendments shall be effective as of the time this Amendment is filed with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, Fig Publishing, Inc. has caused this Amendment to be signed by Justin Bailey, its Chief Executive Officer, this 20th day of March, 2017.

FIG PUBLISHING, INC.

By:	/s/ Justin Bailey
Name:	Justin Bailey
Title:	Chief Executive Officer

2